September 5, 2019

Raymond Gee
Chairman and Chief Executive Officer
MANUFACTURED HOUSING PROPERTIES INC.
136 Main Street
Pineville, NC 28134

       Re: MANUFACTURED HOUSING PROPERTIES INC.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed August 23, 2019
           File No. 024-10997

Dear Mr. Gee:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2019 letter.

Amendment 2 to Form 1-A Filed August 23, 2019

Unaudited Pro Forma Consolidated Financial Information, page 9

1. We have reviewed your response to comment 1. Please revise your filing to provide a pro forma balance sheet to reflect the acquisition of the Crestview manufactured housing community. Reference is made to Rule 8-05 of Regulation S-X.
Note 3. Fixed Assets, page F-10

2. We have reviewed your response to comment 3. We note that, in addition to the two acquisitions that occurred during the second quarter of 2019, you have entered into two new purchase and sale agreements to acquire additional real estate operations. We note
 Raymond Gee
MANUFACTURED HOUSING PROPERTIES INC.
September 5, 2019
Page 2
         that these four real estate operations acquired or to be acquired appear to be significant, as the purchase prices exceed 10% of your December 31, 2018 total assets. Please revise your filing to provide the statements of revenues and certain expenses pursuant to Rule 8-
         06 of Regulation S-X and the pro forma financial information pursuant to Rule 8-05 of
         Regulation S-X for each significant acquisition completed or probable. You may contact Eric Mcphee, Senior Staff Accountant, at 202-551-3693
or Jennifer
Monick, Senior Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                                Sincerely,
FirstName LastNameRaymond Gee
                                        Division of Corporation Finance
Comapany NameMANUFACTURED HOUSING PROPERTIES INC.
                                        Office of Real Estate and
September 5, 2019 Page 2                Commodities
FirstName LastName